May 12, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. John Stickel

Re:        ADC Therapeutics SA
Registration Statement on Form F-1 (File No. 333-237841)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 737 copies of the Preliminary Prospectus dated May 11, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:30 p.m. Eastern Time, on Thursday, May 14, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Morgan Stanley & Co. LLC
BofA Securities, Inc.
Cowen and Company, LLC
As representatives of the Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Chris Rigoli
	Name:	Chris Rigoli
	Title:	Vice President

By:	BofA Securities, Inc.

By:	/s/ Michael Liloia
	Name:	Michael Liloia
	Title:	Director

By:	Cowen and Company, LLC

By:	/s/ Bill Follis
	Name:	Bill Follis
	Title:	Managing Director

[Signature Page to ADC Therapeutics SA Acceleration Request]